UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Results of the Extraordinary General Meeting of Shareholders of Woori Finance
Holdings Co., Ltd.

The extraordinary general meeting of shareholders of Woori Finance Holdings Co.,
Ltd. (the “Company”) was held on January 28, 2014 and the item listed below was approved and ratified as originally proposed.

-Agenda details
 1) Approval of the spin-off of the Company’s businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: January 28, 2014	By:	/s/ Seung-Gyu Kim
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President